

MAIL STOP 4631

December 18, 2009

Leon D. Black
Chairman and Chief Executive Officer
Apollo Global Management, LLC
9 West 57th Street, 43rd Floor
New York, NY 10019

RE: Apollo Global Management, LLC
        Registration Statement on Form S-1
        Amended November 23, 2009
        File Number 333-150141

Dear: Mr. Black:

        We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

General

We note that we have given many of these comments as part of our review of Apollo Global Management LLC's ("Apollo") previous S-1 filing dated August 8, 2008. We are re-issuing these comments and request that you update your responses accordingly.

1. Your correspondence dated November 23, 2009 states that you believe Apollo should not be deemed to be an investment company because it can rely upon rule 3a-1 under the Investment Company Act of 1940 ("Company Act"). To support your analysis, please update the relevant information provided in your September 18, 2008 Company Letter (as defined in your correspondence dated November 23, 2009), and please provide additional information to justify Apollo's reliance on the rule, including Apollo's compliance with rule 3a-1's net income test. In addition, please discuss whether you intend to retain the services of an independent valuation agent, and if not, why not.

2. Please explain why Apollo is not an investment company under section 3(a)(1)(A) of the Company Act.

3. Please identify and explain any interests in the Apollo funds held by or through the Apollo Operating Group, as that term is defined in the S-1/A. For instance, please explain if interests in the Apollo funds are limited to general partnerships or if there are additional limited partnership interests, and the values of each. Do the Apollo Operating Group entities make contributions to the capital of the Apollo funds in connection with or apart from the general partner interests? What are the values with regard to each Apollo fund? Please describe the methodology used to value these interests and explain why that methodology was chosen.

4. Please explain why an investment in Apollo is not equivalent to an investment in a fund of funds.

5. On page 44 of the S-1/A, you state that you are relying on section 3(b)(1). Please explain this reliance in light of certain prior Commission statements (*see*, *e.g.*, Paribas Corp., 40 S.E.C. 487, 490 n. 5 (1961); Exemption from the Investment Company Act of 1940 for the Offer or Sale of Debt Securities and Non-voting Preferred Stock by Foreign Banks or Foreign Bank Finance Subsidiaries, Investment Company Act Release No. 15314 (Sept. 17, 1986)) relating to the use of section 3(b)(1) by financial services companies.

6. Please explain whether the offering by Apollo should be considered an indirect offering of the Apollo funds. In this context, please address rule 140 under the Securities Act of 1933 as well as section 48(a) of the Company Act as applied to the registration requirements for investment companies.

7. On page 44 of the S-1/A, you state that you do not believe that Apollo is an investment company because "the nature of our assets excludes us from the definition of an investment company" under the Company Act. Please explain this statement in light of your correspondence dated November 23, 2009, in which you state that Apollo is relying upon rule 3a-1 under the Company Act, which includes a net income test.

Our Structure

Equity Interest Retained by Our Managing Partners and Contributing Partners, page 87

8. We have read your response to comment six from our letter dated August 12, 2008. Please revise your disclosures to explain how your feature works and whether this feature results in accounting implications under EITF Topic D-98. Your disclosure should be similar to the information provided in your response to comment six.

Management Discussion and Analysis of Financial Condition and Results of Operations

Operating Metrics

Assets Under Management, page 105

9. On page 106, you indicate that your definition of AUM is not based on any definition of assets under management contained in your operating agreement or in any of your fund management agreements. Given that your AUM is not defined in your agreements, please disclose how you determined what should be included in your definition of AUM.

10. Clarify the nature of your non-fee generating assets and the importance of this amount in assessing your business. In this regard, also clarify your disclosure on page 223 which indicates that non-generating assets include, but are not limited to, the net of the funds' fair value above and below invested capital.

11. Expand your disclosures regarding your AUM to address both globally and specifically as it relates to the results of your consolidated and segmental results of operations (i) the changes in fair value (ii) capital raised, (iii) distributions and/or redemptions, (iv) change in leverage and (iv) other inflows and/or outflows. Where material, you may need to identify and discuss the particular funds that impacted this measure.

12. Disclose whether shareholders of funds are required to give advance notice prior to redemption and if so, the extent of notice required. Disclose whether you have suspended redemption requests. If so, provide an explanation for any suspensions and when you expect to lift the suspension.

13. Address any significant changes in AUM after the balance sheet date but prior to filing your registration statement. Quantify the portion of the change that was attributable to changes in fair value, capital raised, distributions/redemptions, etc. Disclose which segments or underlying funds were most significantly impacted. Disclose and quantify the potential impact on future results of operations and cash flows.

14. Separately disclose and discuss other inflows/(outflows) on a gross basis such that readers can clearly identify any trends depicted by these cash inflows and outflows.

15. In order to provide more insight into the underlying reasons for changes in your segment AUM, please provide a rollforward of segment AUM from period to period. Please also provide a detailed analysis of the impact that such activity had on your results of operations and cash flows for the periods presented.

Results of Operations, page 115

General

16. We note your discussion of advisory and transaction fees, management fees and carried interest on both a consolidated basis and on a segmental basis as calculated by your supplemental performance measure, ENI. We appreciate the identification of the funds that have materially impacted those fees. Please expand your discussion to indicate why those funds impacted your results. As an example, on page 135 you indicate that the change in carried interest was primarily the result of changes in the net unrealized gains resulting from changes in the fair values of the underlying portfolio of investments held by Fund IV and V. Explain why those funds had such a significant amount of unrealized gains. This discussion may warrant a discussion of how the fund's investment strategy impacted the fair value of its underlying investment portfolio and/or the identification of a particular investment if such investment materially impacted your results.

17. We note your discussion of advisory and transaction fees on both a consolidated basis and on a segmental basis as calculated by your supplemental performance measure, ENI. Please expand these discussions to provide more insight into the underlying transactions, by nature and number of transactions, to the extent that they have significantly impacted the changes in the amount of advisory and transaction fees you have recorded for each period presented.

18. As indicated in your first risk factor on page 56 and elsewhere in the filing, most of your capital markets funds' incentive income is paid annually, semi-annually or quarterly, and the varying frequency of these payments will contribute to the volatility of your revenues and cash flow. Furthermore, you earn this incentive income only if the net asset value of a fund has increased or, in the case of certain funds, increased beyond a particular threshold. Certain of your global distressed and hedge funds also have "high water marks" whereby you do not earn incentive income during a particular period even though the fund had positive returns in

such period as a result of losses in prior periods. If one of these funds experiences losses, you will not be able to earn incentive income from the fund until it surpasses the previous high water mark. The incentive income you earn is therefore dependent on the net asset value of the fund, which could lead to significant volatility in our results. Notwithstanding this disclosure, we see no discussion of hurdle rates or high water marks as it relates to your discussion of revenues recognized in each period presented. To the extent material, please expand your discussion of your results of operations to include a discussion of incentive fees earned and any related high hurdle rates or high water marks. Clearly indicate:
- whether a specific threshold and/or realization event has been met in determining any incentive fee; and
- the reasonable likelihood of attaining the thresholds in future periods. This could include a discussion about the high-water marks on a fund.

19. We note your discussion of future cash flows on page 168 that during economic downturns the funds you manage might experience cash flow issues or liquidate entirely. In these situations you might be asked to reduce or eliminate the management fee and incentive fees you charge. You further indicate that this was the situation with AIE. Further discuss AIE and its impact on your results of operations and cash flows. In this regard, we note the disclosure in your discussion of your capital markets segment's management fees regarding reserves having been established for AIE but you do not clarify why such reserves are necessary or the potential for an increase in such reserves in future periods.

20. We note your disclosures on page 221 that identify each of your funds by segment as well as their respective inception to date investment record. For each significant fund, and to the extent there are differentiating factors among your private equity and capital market funds, expand your disclosures to describe the underlying types of investments and its overall investment strategy. Disclose the annualized returns for each period presented. We believe this information should be used in the context of discussing the amount of carried interest and management fee that you have earned in each period and the underlying reasons for changes in the amounts you have recognized period to period. Although you are in the best position to determine which funds may be deemed significant, we believe the following criteria may be helpful in making that determination. A fund may be deemed to be significant if it:

- had, or is expected to have, a material impact on management or incentive fees in relation to segment results;
- comprised a material amount of segment AUM;
- had, or is expected to have, material capital raised or redemptions in relation to segment AUM; or
- had, or is expected to have, material appreciation or depreciation in relation to segment AUM.

Liquidity and Capital Resources

Cash Flows, page 164
Operating Activities, page 164

21. You indicate that net cash provided by operating activities was $222.9 million for the nine months ended September 30, 2009, compared to $423.9 million for the nine months ended September 30, 2008. Please expand this disclosure to discuss the underlying reasons for changes in the components that resulted in the decrease in cash flows from operations. Please revise your disclosure for all periods presented.

Application of Critical Accounting Policies, page 172

General

22. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that an impairment loss related to the goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results, please provide the following disclosures for each of these reporting units:

- Identify the reporting unit;
- The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;
- The amount of goodwill;
- A description of the assumptions that drive the estimated fair value;
- A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and
- A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

23. If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination in future filings. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

24. We have read your response to comment 10 from our letter dated August 12, 2008. For each of the models/techniques used to estimate fair value of net assets, gross assets, adjusted assets of unrealized portfolio investments or any other factor, please provide a detailed discussion of the material estimates and assumptions used in each of the model. For example, you indicate that significant judgment is required by management when determining which multiple to use when using the market approach model. However, you have not provided any insight into the judgments required or how you determine which multiple to use. Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

Valuation of Investments, page 174

25. We have read your response to comment 11 from our letter dated August 12, 2008. Please revise your disclosure to provide:
- A description of any material changes you made during the reporting period to your discounted cash flow model or market approach model, why you made them, and, to the extent possible, the quantitative effect of those changes;
- An enhanced discussion of the material estimates and assumptions used in each of your models, including but not limited to how you determine expected results and the discount rate to be used in your discounted cash flow model; and
- A discussion of how increases and decreases in the aggregate fair value of your investments may affect your liquidity and capital resources, if material.

Please refer to Section 501.14 of the Financial Reporting Codification and Section V of FR-72 "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" on Critical Accounting Estimates for guidance.

Sensitivity, page 181

26. We note your sensitivity analysis for management fees for selected funds in your capital markets business, management fees for AAA investments and carried interest from most of your capital market funds and private equity funds as a result of a 10% decline in fair value of the underlying investments on which you earn such fees. Expand your disclosures to clarify why the resulting impact of such a 10% decline appears to have a disparate impact as it relates to the fees and income earned for the years ended December 31, 2008 as compared to 2007.

Contractual Obligations, Commitment and Contingencies, page 184

27. You indicated in Note (i) to your contractual obligations table that you do not include a $900 million line of credit entered into by AAA's investments vehicle in your contractual obligation table. Expand your disclosures herein and on page F-19 and F-77 to provide the underlying terms of the line of credit such that you are not required to include this significant contractual obligation in your table. Refer to Item 303(A)(5) of Regulation S-K.

Carried Interest, page 226

28. You indicate that if upon final distribution of any of your private equity funds and certain of your capital markets funds, the relevant fund's general partner has received cumulative carried interest on individual portfolio investments in excess of the amount of the carried interest it would be entitled, the general partner must return the excess amount of the incentive income it received to the limited partners up to the amount of carried interest it received less taxes on that carried interest. You further indicate that as of September 30, 2009, based on the inception to dated performance of Funds IV, V and VI, none of the general partners of these funds had an obligation to return carried interest income distributions based on realization of investments. Please further expand this disclosure to address the potential obligations of your other private equity funds as well as your capital markets that may have such an obligation.

Legal Proceedings, page 232

29. You indicate that on October 27, 2009, you had reached an agreement in principle to settle the Lifschitz litigation. Please disclose the amount of the settlement or disclose a range of loss that is reasonable possible. Refer to paragraphs FASB ASC 450-20-50-3 through 4 and FASB ASC 310-10-50-21.

30. You indicate that "Pursuant to the terms of the Settlement Agreement, on December 19, 2008, Hexion paid Huntsman the $325 million termination fee, as required by the Merger Agreement. In addition, on December 23, 2008, certain affiliates of Apollo purchased $250 million of Huntsman's 7% Convertible Senior Notes in that principal amount. On December

29, 2008, Apollo and certain of its affiliates paid Huntsman $425 million, while reserving all rights with respect to reallocation of the payment to certain other affiliates of Apollo." Please help us reconcile the disclosures above to the $200 million litigation expense recognized in fiscal 2008. Please also disclose the reason for the $425 million payment and clarify which affiliates you are referring to. Please disclose the impact of the $425 payment on your financial statements for the year ended December 31, 2008.

Interim Financial Statements

Condensed Consolidated Statements of Financial Condition, page F-2

31. Please revise your presentation for shareholders' equity to include a subtotal for the portion of total equity related to your shareholders. Refer to ASC 810-10-45-16 and ASC 810-10-55-4I for guidance.

8. Debt, page F-23

32. On page F-24, you indicate that you were in compliance with all debt covenants at September 30, 2009. Please disclose here or elsewhere in the filing the specific terms of any material debt covenants in your credit agreements. For any material debt covenants for which you have not met, or it is reasonably likely that you will not be able to meet such covenants, please disclose the required amounts/ratios as well as the actual amounts/ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required amounts/ratios and the actual amounts/ratios. Please also consider showing the specific computations used to arrive at the actual amounts/ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.

9. Net Loss Per Class A Share, page F-25 and 11. Net Loss Per Class A Share, page F-87

33. Please provide your computations of your earnings per share in light of the guidance in FASB ASC 260. Address whether the AOG units are participating securities as defined by FASB ASC 260-10-45-59A and 260-10-45-60. Revise your disclosures as necessary to address your consideration of the AOG units as participating securities.

11. Related Party Transactions

Dividends/Distribution, page 32 and page F-95

34. Clarify what you mean by "the Company made payments against the tax receivable agreement" and why it is necessary to make distributions to the Managing Partners and Contributing Partners as a result of these payments.

Annual Financial Statements

Consolidated and Combined Statements of changes in Shareholders' (Deficit) Equity and Partners' Capital (Deficit), page F-50

35. We have read your response to comment 18 from our letter dated August 12, 2008. Please disclose the nature of your $237,353 adjustment in your financial statements. Your disclosure should be similar to the information provide in your response to comment 18.

Note 1. Organization and Basis of Presentation, page F-46

36. We have read your response to comment 19 from our letter dated August 12, 2008. Please note that we are still reviewing your response and we may have further comments when we have completed our review.

2. Summary of Significant Accounting Policies

Non-Controlling Interest, page F-58

37. We note your response to prior comment 22 and your separate presentation of non-controlling interest in consolidated entities from your non-controlling interest in the Apollo Operating group throughout the filing. We also note that you have indicated that the amount of the Non-Controlling Interests in the net income (loss) of the Apollo Operating Group relates to the units held by our managing and contributing partners post-Reorganization. This amount is calculated by applying the ownership percentage of 71.1% (for the year ended December 31, 2008) and 71.5% thereafter to the consolidated income (loss) of the Apollo Operating Group before income tax provision and after allocations to the Non-Controlling Interests in consolidated funds and other Non-Controlling Interests in certain of the Apollo Operating Group entities. For the year ended December 31, 2008, $445.2 million of losses allocated to Holdings in excess of its basis were recorded as part of accumulated deficit. We have the following comments in this regard:

- Identify the other Non-Controlling Interests in certain of the Apollo Operating Group entities.
- Expand your disclosures to present the computation of your non-controlling interest in the Apollo Operating Group in your discussion of changes in this income statement line item so that readers may have a better understanding of the underlying reasons for

changes in this line item from period to period.
- Please further explain why $445.2 million of losses allocated to Holdings in excess of its basis were recorded as part of accumulated deficit. In this regard, we note your adoption of SFAS 160 as of January 1, 2009. Clarify where the $445.2 has been recorded in your statement of stockholders equity. We assume you meant that $445.2 million of losses were not allocated to Holdings and therefore reflected in the net (loss) income attributable to Apollo Global Management, LLC.

Equity Based Compensation, page F-88
RDUs, F-90

38. You indicate that in 2008 the Company granted a total of 2,422,496 RDU's. Of that total, 982,839 fully vested RDU's were granted to the Company's Managing Partners and treated as equity distributions and that 583,690 RDU's were granted to the Company's Contributing Partners resulting in compensation expense of $7.4 million. We have the following comments regarding this disclosure:
- Clarify why grants of RDU's to Managing Partners after the Reorganization have been treated as equity distributions.
- Disclose who the other RDU's were granted to and the amount of compensation recognized related to those RDU's such that the total compensation recognized during 2008 was $14.1 million.

Closing Comments

You may contact Ernest Green at (202) 551-3733 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka at (202) 551-3729 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

CC: Monica K. Thurmond, Esq.
       Fax (212) 326-2061